SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Viper Energy Partners LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

92763M105
(CUSIP Number)

Randall J. Holder
Diamondback Energy, Inc.
411 West Putnam Avenue
Greenwich, CT
(405) 463-6932

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 92763M105	13D

1	NAME OF REPORTING PERSONS Diamondback Energy, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 72,450,000
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 72,450,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 82.5%
14	TYPE OF REPORTING PERSON* CO, HC

*    Based on 87,793,124 Common Units outstanding as of August 11, 2016, as reported by the Issuer following the completion of the Issuer’s August 2016 Equity Offering (as defined herein), which number includes 1,050,000 Common Units issued by the Issuer to the underwriters on August 11, 2016 in connection with the underwriters’ exercise in full of their option to purchase such Common Units granted to the underwriters by the Issuer in connection with the August 2016 Equity Offering.

SCHEDULE 13D

Item 1.        Security and Issuer
This Statement is being filed with respect to common units representing limited partner interests (“Common Units”) of Viper Energy Partners LP (the “Issuer”).

The address of the principal executive offices of the Issuer is:

Issuer:	Viper Energy Partners LP
500 West Texas, Suite 1200
Midland, Texas 79701

Item 2.        Identity and Background
(a)    This Statement is filed by Diamondback Energy, Inc. (“Diamondback”), a Delaware corporation. Diamondback owns approximately 82.5% of the Issuer’s outstanding Common Units based on the number of Common Units outstanding (87,793,124 units) as of August 11, 2016. Diamondback also owns a 100% limited liability company interest in Viper Energy Partners GP LLC, a Delaware limited liability company (“Viper GP”), which owns a non-economic general partner interest in the Issuer. Diamondback has the ability to appoint the directors of Viper GP.

Diamondback is hereinafter sometimes referred to as the “Reporting Person.” All disclosures herein with respect to the Reporting Person are made by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to such party.

(b)    The address of the principal business and principal office of the Reporting Person is Diamondback Energy, Inc., 500 West Texas, Suite 1200, Midland, Texas 79701.

(c)    Diamondback is a publicly traded independent oil and natural gas company focused on the acquisition, development, exploration and exploitation of unconventional, onshore oil and natural gas reserves in the Permian Basin in West Texas. Diamondback is a parent company of the Issuer.

The name and present principal occupation of each director and executive officer of Diamondback (collectively, the “Listed Persons”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference.

(d)    During the last five years, the Reporting Person has not been and, to the Reporting Person’s knowledge, none of the Listed Persons has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, the Reporting Persons has not been and, to the Reporting Persons’ knowledge, none of the Listed Persons has been, a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)    Diamondback is a Delaware corporation. All Listed Persons are citizens of the United States of America.

Item 3.        Source and Amount of Funds or Other Consideration

Diamondback received 70,450,000 Common Units in the contribution (the “Contribution”) prior to the completion of the initial public offering of the Issuer (the “Viper IPO”), pursuant to the Contribution Agreement, dated June 17, 2014, by and among Viper Energy Partners LLC, Viper GP, the Issuer and Diamondback (the “Contribution Agreement”), which is incorporated herein by reference as Exhibit 99.4. In the Contribution, Diamondback contributed all of the membership interests in Viper Energy Partners LLC, the Issuer’s predecessor, to the Issuer in exchange for such Common Units, and Viper GP maintained its non-economic general partner interest.

In addition, on August 1, 2016, Diamondback purchased 2,000,000 Common Units from the underwriters in an underwritten public offering by the Issuer at $15.60 per unit, which is the price per Common Unit paid by the underwriters to the Issuer in such offering (the “August 2016 Equity Offering”), for an aggregate consideration of $31.2 million. Diamondback used cash on hand to fund its acquisition of the 2,000,000 Common Units. In connection with the August 2016 Equity Offering, the Issuer granted the underwriters an option to purchase an additional 1,050,000 Common Units from the Issuer, which option was exercised by the underwriters in full on August 8, 2016.

Item 4.        Purpose of the Transaction
The information contained in Item 3 above is incorporated herein by reference.

The purpose of the acquisition of the Common Units was for investment. The Reporting Person at any time and from time to time may acquire additional Common Units, either in the open market or in private transactions, or dispose of any or all of the Common Units it owns, in each case depending upon an ongoing evaluation of the investment in the Common Units, the Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic and prevailing market conditions, future developments and/or other factors.

The Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of the Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.        Interest in Securities of the Issuer
(a)-(b)    The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Person (on the basis of the number of Common Units outstanding (87,793,124 units) as of August 11, 2016, the date on which the Issuer completed the closing of the option to purchase 1,050,000 additional Common Units granted to the underwriters by the Issuer in the August 2016 Equity Offering, are as follows:

Diamondback Energy, Inc.
a)	Amount beneficially owned: 72,450,000		Percentage: 82.5%
b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	72,450,000
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	72,450,000
	iv.	Shared power to dispose or to direct the disposition of:	0

In addition, as of the date of this report, certain of the Listed Persons beneficially own the number and percentage of Common Units set forth in the following table.

Name	Common Units Beneficially Owned		Percentage of Class Beneficially Owned
Travis D. Stice	37,500	(1)	*
Russell Pantermuehl	30,000	(1)	*
Michael L. Hollis	60,080	(1)	*
Elizabeth E. Moses	23,643	(1)	*
Teresa L. Dick	10,000	(1)	*
Randall J. Holder	5,000	(1)	*

* Less than 1%.
(1) Excludes 1,250,000, 250,000, 250,000, 250,000, 125,000 and 125,000 unit options granted to Mr. Stice, Mr. Pantermuehl, Mr. Hollis, Ms. Moses, Ms. Dick and Mr. Holder, respectively.
To the Reporting Person’s knowledge, each of the Listed Persons listed in the table above has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in such table.

(c)    Diamondback received 70,450,000 Common Units on June 17, 2014 in the Contribution prior to the completion of the Viper IPO pursuant to the Contribution Agreement, the form of which is incorporated herein by reference as Exhibit 99.4.

On August 1, 2016, Diamondback purchased 2,000,000 Common Units from the underwriters in the August 2016 Equity Offering by the Issuer at $15.60 per unit, which is the price per Common Unit by the underwriters to the Issuer in the August 2016 Equity Offering.

Through its 100% ownership interest in Viper GP, Diamondback may be deemed to beneficially own an interest in Viper GP’s non-economic general partner’s interest.

Except as otherwise described herein, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the Common Units during the past 60 days.

(d)    The Reporting Person has the right to receive distributions from, and the proceeds from the sale of, the Common Units reported for the Reporting Person on the cover page of this Schedule 13D and in this Item 5. No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Person or, to the Reporting Person’s knowledge, the Listed Persons.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
First Amended and Restated Agreement of Limited Partnership
Under the terms of the First Amended and Restated Agreement of Limited Partnership, dated as of June 23, 2014, among Viper GP, Diamondback and any other persons who become partners in the partnership (the “Partnership Agreement”), which is incorporated by reference herein as Exhibit 99.1, the holders of Common Units are entitled to participate in partnership distributions and exercise the rights and privileges provided to limited partners under the Partnership Agreement. The description of the relative rights and privileges of holders of Common Units to partnership distributions and the rights and privileges of limited partners under the Partnership Agreement, including voting rights, is included in the Partnership Agreement, incorporated by reference herein as Exhibit 99.1, and summarized in the Issuer’s final 424(b)(1) prospectus, filed by the Issuer with the SEC in connection with the Viper IPO, under the captions “How We Make Distributions” and “The Partnership Agreement.” Diamondback is entitled to receive its pro rata portion of the distributions the Issuer makes in respect of its Common Units.
Registration Rights Agreement
On June 23, 2014, in connection with the Viper IPO, Diamondback entered into a registration rights agreement with the Issuer under which the Issuer agreed to file a registration statement to register the Common Units owned by Diamondback (the “Registration Rights Agreement”), which is incorporated by reference herein as Exhibit 99.2. The Registration Rights Agreement also includes provisions dealing with holdback agreements, indemnification and contribution and allocation of expenses. These registration rights are transferable to affiliates and, in certain circumstances, to third parties. In July 2015, the Issuer registered the Common Units owned by Diamondback for resale in its registration statement on Form S-3 filed with the SEC.
Lock-Up Agreements
Pursuant to the lock-up letters dated July 26, 2016 (the “Lock-Up Agreements”), the form of which is incorporated by reference herein as Exhibit 99.3, the Issuer, Viper GP, the directors and executive officers of Viper GP and Diamondback have agreed that, for a period of 45 days after July 26, 2016, the Issuer and they will not directly or indirectly, without the prior written consent of Credit Suisse Securities (USA) LLC, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any Common Units (including, without limitation, Common Units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and Common Units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for Common Units, or sell or grant options, rights or warrants with respect to any Common Units or securities convertible into or exchangeable for Common Units, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Common Units, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Units or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Common Units or securities convertible, exercisable or exchangeable into Common Units or any of the Issuer’s other securities, or (4) publicly disclose the intention to do any of the foregoing. Credit Suisse Securities (USA) LLC, in its sole discretion, may release the Common Units and other securities subject to the Lock-Up Agreements in whole or in part at any time. When determining whether or not to release Common Units and other securities from Lock-Up Agreements, Credit Suisse Securities (USA) LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of Common Units and other securities for which the release is being requested and market conditions at the time.
Item 7.        Material to be Filed as Exhibits

Exhibit A	Executive Officers and Directors of Diamondback Energy, Inc. (filed herewith).

Exhibit 99.1
First Amended and Restated Agreement of Limited Partnership Agreement of Viper Energy Partners LP (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K (File No. 001-36505), filed with the SEC on June 23, 2014).

Exhibit 99.2
Registration Rights Agreement, dated June 23, 2014, by and among Viper Energy Partners LP and Diamondback Energy, Inc. (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K (File No. 001-36505), filed with the SEC on June 23, 2014).

Exhibit 99.3
Form of Lock-up Agreement by and between Viper Energy Partners LP, Viper Energy GP LLC, each of directors and executive officers of Viper Energy GP LLC and Diamondback Energy, Inc. (incorporated by reference from Exhibit 1.1 of the Issuer’s Current Report on Form 8-K (File No. 001-36505), filed with the SEC on August 1, 2016).

Exhibit 99.4
Contribution Agreement, dated June 17, 2014, by and among Viper Energy Partners LLC, Viper Energy Partners GP LLC, Viper Energy Partners LP and Diamondback Energy, Inc. (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-36505), filed with the SEC on June 23, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2016

Diamondback Energy, Inc.
By:	/s/ Randall J. Holder
Randall J. Holder
Vice President, General Counsel and Secretary

Exhibit A
Executive Officers and Directors of Diamondback Energy, Inc.

Name	Citizenship	Principal Occupation
Travis D. Stice	United States	Chief Executive Officer and Director
Teresa L. Dick	United States	Chief Financial Officer, Senior Vice President and Assistant Secretary
Russell D. Pantermuehl	United States	Vice President—Reservoir Engineering
Michael L. Hollis	United States	Chief Operating Officer and Vice President
Paul S. Molnar	United States	Vice President—Geoscience
Elizabeth E. Moses	United States	Vice President—Business Development and Land
Randall J. Holder	United States	Vice President, General Counsel and Secretary
Steve West	United States	Director
Michael P. Cross	United States	Director
David L. Houston	United States	Director
Mark L. Plaumann	United States	Director